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                                 EXHIBIT (A)(7)
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CONTACT:
Daniel B. Tankersley
United Foods, Inc.
(901) 422-7600

              UNITED FOODS, INC. COMMENCES TENDER OFFER FOR UP TO
                            1 MILLION COMMON SHARES

     Bells, TN -- May 19, 1997 -- United Foods, Inc. (Amex: UFDA and UFDB) announced that it will commence a cash tender offer for up to 1 million shares of its Class A and Class B Common Stock at a price of $2.50 per share. The Company will treat the two classes of stock equally for all purposes in connection with the tender offer. The offer will be made on the terms and subject to the conditions set forth in the Company's definitive tender offer materials, which are being mailed to stockholders May 20, 1997. The tender offer will expire at 5:00 p.m., New York City Time, on June 17, 1997, unless extended.

     The offer is subject to certain conditions set forth in the offer materials.

     The information agent for the tender offer is D. F. King & Co., Inc. Additional copies of the Offer to Purchase and the Letter of Transmittal for the tender offer will be available from the information agent.